November 30, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER CONFIRMS CONTINUITY OF SANTA MARGARITA GOLD-SILVER
VEINS AND EXTENDS GUANAJUATITO MINERALIZED ZONE TO DEPTH AT GUANAJUATO

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; or “the Company”) is pleased to announce that underground drilling programs at the Company’s wholly owned Guanajuato Mine have been successful in confirming continuity of the Santa Margarita gold-silver vein plus two footwall veins between the 435 and 500 metre levels, and in extending the Guanajuatito silver-gold mineralization below the 100 metre level, down to the 390 metre level (see also news release January 27, 2011).

At Santa Margarita, the first phase fill-in drill program consists of drilling on 25 metre centres between the 435 and 500 metre levels. Initially, drilling is taking place between the 0S to 250S sections, to be followed by 250S to 450S. The main Santa Margarita (“SM”) structure is a well delineated breccia zone one to three metres wide. Initial results have confirmed the high grade gold values typical of the SM structure (mostly electrum, a naturally-occurring gold-silver alloy), and drilling has regularly encountered two stockwork dominant footwall zones that are persistent between drill holes. The two footwall zones plus part of the main vein are classified as inferred in the current mineral resource estimate and will be upgraded in the resource update presently being prepared.

Intersections on the Santa Margarita structure include 44.76g/t gold and 46g/t silver over a true width of 1.14 metres in drill hole UGSM11-005. The SM footwall 1 (SMBo1) stockwork zone is located adjacent to or within four to eight metres below the Santa Margarita structure. Intersections on the SMBo1 zone include 17.15g/t gold and 36g/t silver over a true width of 3.28 metres in UGSM11-003. The SM footwall 2 (SMBo2) stockwork zone is located about 20 metres below the Santa Margarita structure. Intersections on the SMBo2 zone include 6.04g/t gold and 7g/t silver over a true width of 1.74 metres in UGSM11-007. An updated longitudinal section showing the drill holes has been added to the Company website. Highlights from the seven drill holes completed so far in 2011 are listed below.

Production mining continues between the 435 and 390 metre levels at Santa Margarita with ongoing ramp development to access the 475 metre level plus exploratory drifting on the 455 metre level. Production stoping from the new areas will commence in the first quarter of 2012 when total gold production at Guanajuato is anticipated to increase by an average of 200 ounces per month, an increase of 33% over the average of 2011.

The new mineralization at Guanajuatito has been defined over a strike length of approximately 100 metres and 300 metres vertically (approximately 400 metres down the dip). Drilling is being conducted from drill stations located at or near the 120 metre level in a hanging wall cross-cut ramp. Highlights from 28 drill holes completed in 2011 are listed below. Two mineralized zones are interpreted from the data - the Veta Madre zone, and a slightly deeper Footwall zone. Typically, the mineralized portion of the zones pinches and swells with true widths varying from less than one metre to 5.38 metres. Intersections of the Veta Madre include assays of 268g/t silver and 0.91g/t gold over a true width of 3.36 metres in UGG11-045. Intersections of the Footwall zone include assays of 1,493g/t silver and 13.28g/t gold over a true width of 5.38 metres in UGG11-029, and 866g/t silver and 2.92g/t gold over a true width of 1.14 metres in UGG11-047. An updated longitudinal section showing the drill holes has been added to the Company website.

Ramp access has been provided to the 120 and 160 metre production levels. Production stoping is established on the 120 metre level and the initial ore development is underway on the 160 metre level. Ramp development will continue to provide access to the 200 and 240 metre levels in 2012. In addition, a new haulage drift will be driven on the 390 metre level from the current Valenciana exploration drive. The 390 metre level development will provide access to the deeper and richer mineralization later in 2012 such that ore may be hauled by underground truck haulage to the Cata shaft for hoisting to the processing plant. Monthly production from the 120 metre level stope contributes 5,000 Ag equivalent ounces (Ag eq oz) and production from the Guanajuatito zones is expected to increase to 25,000 Ag eq oz by the end of 2012.

The hanging wall exploration drive continues to be driven both northwest and southeast to accommodate additional drill stations at 50 metre intervals to test the mineralized zones in the Guanajuatito Mine area from the 100 metre level down to the 390 metre level (approximately 400 metres down dip), and along 500 metres of strike. Exploration drilling on the Guanajuatito zones will continue through most of 2012 with potential to add more resources along strike, in both directions, while the zones remain open at depth.

Highlights of In-Fill Drilling from Santa Margarita and Associated Footwall Zones

Hole Number	From (m)	To (m)	Width (m)	True Width (m)	Vein	Au g/t	Ag g/t
UGSM11-001 UGSM11-001 UGSM11-001	36.15 42.05 62.35	38.40 43.55 65.75	2.25 1.50 3.40	2.05 1.37 3.09	SM SMBo1 SMBo2	9.05 3.07 0.41	11 7 101
UGSM11-002 UGSM11-002	35.60 44.20	38.10 50.65	2.50 6.45	2.50 6.45	SM SMBo1	2.06 2.08	10 12
UGSM11-003 UGSM11-003	46.85 48.60	48.60 52.05	1.75 3.45	1.66 3.28	SM SMBo1	27.04 17.15	112 36
UGSM11-004 UGSM11-004 UGSM11-004	29.75 36.30 63.00	32.55 39.15 64.50	2.80 2.85 1.50	2.41 2.45 1.29	SM SMBo1 SMBo2	3.32 2.29 2.50	667 26 5
UGSM11-005 UGSM11-005 UGSM11-005	31.05 36.85 55.25	32.20 42.00 56.30	1.15 5.15 1.05	1.14 5.10 1.04	SM SMBo1 SMBo2	44.76 5.56 0.94	46 11 3
UGSM11-006 UGSM11-006 UGSM11-006	37.30 51.65 59.85	39.95 52.65 61.10	2.65 1.00 1.25	2.12 0.80 1.00	SM SMBo1 SMBo2	34.22 19.68 1.23	45 25 2
UGSM11-007 UGSM11-007 UGSM11-007	38.95 44.40 55.70	41.25 47.70 58.70	2.30 3.30 3.00	1.33 1.91 1.74	SM SMBo1 SMBo2	16.13 0.76 6.04	50 20 7

SM: Santa Margarita zone; SMBo1: SM Footwall 1 zone; SMBo2: SM Footwall 2 zone

Highlights of Deep Guanajuatito Drill Holes

Hole Number	From (m)	To (m)	Width (m)	True Width (m)	Vein	Au g/t	Ag g/t
UGG11-022	152.65	154.65	2.00	1.92	VM	0.51	170
UGG11-025	215.00	218.90	3.90	3.82	FW	1.48	219
UGG11-026	92.25	93.35	1.10	0.95	VM	0.70	136
UGG11-029	214.75	220.30	5.55	5.38	FW	13.28	1,493
UGG11-030	228.00	230.95	2.95	2.74	FW	0.51	180
UGG11-038	29.55	30.65	1.10	1.03	VM	0.65	205
UGG11-040	14.00	17.20	3.20	1.79	VM	0.77	115
UGG11-043	224.65	228.90	4.25	3.83	FW	0.49	174
UGG11-045	235.10	239.15	4.05	3.36	VM	0.91	268
UGG11-045	243.80	246.30	2.50	2.08	FW	0.81	224
UGG11-047	239.50	241.00	1.50	1.14	FW	2.92	866
UGG11-050	259.25	265.50	6.25	4.88	FW	0.48	151

VM: Veta Madre zone; FW: Footwall zone.

Robert F. Brown, P. Eng. and Vice President of Exploration for the Company is the Qualified Person for the Guanajuato Mine, under the meaning of NI 43-101. A full QA/QC program is being followed including the regular insertion of splits, blanks, and standards into the core sampling sequence. Analysis of the drill core samples was conducted at the Guanajuato Mine on-site laboratory, independently operated by SGS. Aspects from both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.